UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: May 23, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中芯國際集成電路製造有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

GRANT OF OPTIONS

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

Semiconductor Manufacturing International Corporation (the “Company”) announces that on 23 May 2018, an aggregate of 18,831,334 share options (“Options”) to subscribe for ordinary shares of par value of US$0.004 each in the capital of the Company (the “Share(s)”) were conditionally granted, subject to acceptance of the grantees and compliance with applicable laws and regulations, under its 2014 Stock Option Plan effective from 15 November 2013 (the “Share Option Scheme”).  If any grant of the Options as detailed below has not been accepted by any particular grantee or is not otherwise in compliance with any applicable laws and regulations, such grant in respect of the particular grantee would not proceed or be effective for legal and regulatory purposes. The following are the details of the Options granted:

Date of Grant:	23 May 2018

Exercise price of the Options

HK$ 10.512 per Share

(being the higher of (a) the closing market price of the Shares on the Stock Exchange as stated in the daily quotation sheet of the Stock Exchange (the “Closing Price”) on 23 May 2018, being HK$ 10.200 and (b) the average Closing Price for the period from 15 May 2018 to 21 May 2018 (both days inclusive), being HK$ 10.512 )

Number of Options granted:	18,831,334 Options

Closing price of the Shares on the date of grant:	HK$ 10.200 per Share

Validity period of the Options:	The Options are valid for a period of 10 years commencing on 23 May 2018, subject to earlier termination as provided under the Share Option Scheme and applicable award documents.

The Options were conditionally granted to three directors of the Company, subject to acceptance of the grantee and compliance with applicable laws and regulations, with details as follows:

Name of Director	Position	Number of Options
Chen Shanzhi	Non-executive Directors	125,000
Lip-Bu Tan	Independent Non-executive Directors	125,000
William Tudor Brown	Independent Non-executive Directors	87,500

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC
23 May 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief Executive Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent Non-executive Directors

Lip-Bu Tan

William Tudor Brown

Carmen I-Hua Chang

Shang-yi Chiang

Jason Jingsheng Cong

* For identification purposes only

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